希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

02 JUN 28 AM 11: ..

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

[redacted]

02042289

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/HYSAN-USSEC/L185-02ppL
Your Ref :

7 June 2002

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

Hysan is a listed company in Hong Kong and its shares are also traded in the form of ADR on The New York Stock Exchange.

I am pleased to inform you of the appointment of Mr. Michael Tze Hau Lee, as Chief Operating Officer of Hysan with effect from 10 June 2002. Mr. Lee has been a non-executive Director of Hysan since 1990 and he will be responsible for the day-to-day management and co-ordination of the overall development of Hysan. A relevant news release dated 4 June 2002 is attached for your reference.

I trust that no additional requirement has to be complied with in respect of Mr. Lee's appointment. Should you have any queries, please do not hesitate to contact the undersigned at (852) 2830 5139 or Jacly Ng at (852) 2830 5145.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Peggy Lam
Assistant Company Secretary

Enc.

Hysan 希慎

NEWS RELEASE

To: Business & Property Editors

Date: 4 June 2002
For immediate release

Hysan Appoints Chief Operating Officer

Hysan Development Company Limited is pleased to announce today the appointment of Mr. Michael Tze Hau Lee, as Chief Operating Officer with effect from 10 June 2002. Mr. Lee is currently the Managing Director of Asia Strategic Investment Management Limited. He has been a non-executive Director of Hysan Development's Board since 1990, also being a member of the Board Investment Committee. Mr. Michael Lee will be responsible for the day-to-day management and co-ordination of the overall development of the Company.

"In addition to his solid investment and finance capabilities, Michael brings with him a keen appreciation of the importance of active management, a philosophy which has been all along shared by the Company," said Mr. Peter T. C. Lee, Chairman and Managing Director of Hysan Development.

Hysan Development's Executive Board will be strengthened by the appointment of the Chief Operating Officer. The Chairman and Managing Director will continue to have overall responsibility for the Group strategic plans, and developments generally.

On his appointment as Chief Operating Officer, Mr. Michael Lee said he was very pleased with the appointment and he had every confidence that his past experience in the investment and finance sectors would be of great value to his job.

"I look forward to working closely with the Board just as I did for the past 12 years and especially now with the staff and our valued customers. Together with the support of the Chairman and the staff, I am confident that we can maintain our strategic focus mapped out over the years to deliver attractive and sustainable returns to the shareholders, "said Mr. Michael Lee.

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

END

This press release and other corporate information can also be found at: www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830-5138
Fax: (852) 2907-3313
Email: wyung@hysan.com.hk

